UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-1452857

CUSIP NUMBER
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D	85814R107
☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Steel Partners Holdings L.P.

Full Name of Registrant

Former Name if Applicable

590 Madison Avenue, 32nd Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Steel Partners Holdings L.P. (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2020 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2020, the Company identified errors in its previously filed annual consolidated financial statements and unaudited quarterly consolidated financial statements. The errors were not material to any individual prior quarterly or annual period. The prior period errors are related primarily to a division of the Company’s Electrical Products business within the Diversified Industrial segment (“Electrical Products Misstatements”) that represented approximately 10% and 11% of the Company’s revenue in 2019 and 2020, respectively, and were primarily the result of: (1) divisional management override of internal controls, (2) improper segregation of duties, including failure to obtain independent review of recorded accounting entries and accounting analyses and (3) inadequate documentation and support for and/or untimely preparation of account reconciliations. The Electrical Products Misstatements resulted in: (1) improper valuation of inventories and trade receivables, including the related allowance for doubtful accounts, (2) improper recognition of revenue on contracts performed over time, (3) accounts payable and associated expenses not recorded accurately or in the appropriate period and (4) other errors.

Our management has considered the accounting treatment of the Electrical Products Misstatements in consultation with the audit committee of our general partner’s board of directors. In accordance with ASC 250 (SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), the Company currently expects to correct these misstatements by revising its previously filed 2019 annual consolidated financial statements, including the impact to beginning Partners’ capital, in connection with the filing of its 2020 Annual Report on Form 10-K. As a result of this determination, preparation of the financial statements has been delayed, and has impacted the Company’s ability to timely file the Form 10-K.

The Company has dedicated significant resources to completing the Form 10-K and currently intends to file it as soon as practicable within 15 calendar days of the prescribed due date, pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Douglas B. Woodworth	212	520-2300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

The Company has previously released its results of operations for the nine months ended September 30, 2020 which disclosed significant changes from the prior period in 2019, among other things, due to the impact of the COVID-19 pandemic. The revisions described above to the Company’s financial statements as of and for the year ended December 31, 2019 and the nine months ended September 30, 2020 are not currently expected to materially change the Company’s previously disclosed results of operations. The Company is currently not able to provide its results of operations for the year and quarter ended December 31, 2020 due to ongoing efforts to finalize its consolidated financial statements for those periods and complete the related audit for the year then ended.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s need for additional time to file its Form 10-K and certain projections related to the Company’s results of operations. Such forward-looking statements, in some cases, may be identified by words like “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “believe,” “plan,” “project,” “will be,” “will continue,” “will likely result,” and similar expressions and the negatives of such words and phrases. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things: the conclusions of our management and audit committee concerning matters relating to the revision of 2020 interim and prior annual and interim periods and their impact on the financial statements and related financial data and disclosures in the Form 10-K; the discovery of any additional information that will bear on our review of our disclosure controls and procedures and internal control over financial reporting, and/or may impact the financial statements and related financial data and disclosures in the Form 10-K; the risk that the completion and filing of the Form 10-K will take longer than expected; and the risk factors contained in the Company’s reports filed with the Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

Steel Partners Holdings L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2021	By:	/s/ Douglas B. Woodworth
Douglas B. Woodworth
Chief Financial Officer and Authorized Signatory